 PIEDMONT LITHIUM LIMITED50 002 664 495  www.piedmontlithium.com  +61 8 9322 6322+61 8 9322 6558info@piedmontlithium.com  North Carolina Office  Registered Office  32N Main Street Suite 100  Level 9, 28 The Esplanade  Belmont, NC 28012  Perth WA 6000  7 April 2021  Dear ShareholderSupplementary Scheme BookletBackgroundPiedmont Lithium Limited (ASX:PLL, NASDAQ:PLL) (Piedmont or Company) refers to the proposed acquisition of Piedmont by Piedmont Lithium Inc. (Piedmont US) by way of scheme of arrangement (Scheme) previously announced to ASX on 9 December 2020 and the associated Scheme Booklet dated 3 March 2021 (Scheme Booklet) made available to shareholders.If the Scheme is implemented:Piedmont shareholders will receive one Piedmont US CHESS depositary interest (CDI) for every Piedmont share held on the Scheme record date. Piedmont US’s CDIs will be listed on ASX and holders of Piedmont US CDIs will be able to trade their Piedmont US CDIs on ASX after the implementation of the Scheme; andPiedmont American Depositary Share (ADS) holders will receive one Piedmont US share for every Piedmont ADS held on the Scheme record date. Piedmont US’s shares will be listed on Nasdaq and holders of Piedmont US shares will be able to trade their Piedmont US shares on Nasdaq after the implementation of the Scheme.On 24 March 2021, Piedmont announced that it had completed a capital raising to raise gross proceeds of US$122. 5 million through the issue of 1.75 million ADS (being 175,000,000 fully paid ordinary shares (Shares)) at an issue price of US$70.00 per ADS.Piedmont is providing shareholders a Supplementary Scheme Booklet to supplement the disclosure in the Scheme Booklet and provide information to shareholders about certain events following the date of the Scheme Booklet (specifically the Capital Raising, updated financial information and details of the revised date for the Scheme Meeting).Scheme MeetingThe date of the Scheme Meeting has been revised to 29 April 2021.Notice is given that the Scheme Meeting will now be held in person at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia and electronically on Thursday, 29 April 2021 at 10:00am (AWST) (Scheme Meeting).Due to the potential health risks associated with large gatherings and the coronavirus (COVID-19) pandemic, the Company has made arrangements for shareholders to participate in and vote at the Scheme Meeting electronically.  Samples/000001/000003  *I00000101*

All shareholders who cannot attend the Scheme Meeting are encouraged to vote either by joining the Scheme Meeting electronically, or by appointing a proxy, corporate representative or attorney to attend the Scheme Meeting or join the electronic Scheme Meeting on their behalf.

3. Despatch of Supplementary Scheme Booklet

Piedmont will be despatching the Supplementary Scheme Booklet to shareholders electronically. No physical copies of the Supplementary Scheme Booklet will be despatched to shareholders.

The Supplementary Scheme Booklet, together with the Scheme Booklet, are available for viewing and downloading on the Company's website at https://www.piedmontlithium.com and on Piedmont's platform on the ASX website at: www.asx.com.au.

Shareholders who have elected to receive communications electronically will receive an email which contains instructions about how to view or download a copy of the Supplementary Scheme Booklet, as well as instructions on how to lodge their proxies for the Scheme Meeting online.

Shareholders who have not elected to receive communications electronically will be sent a copy of this letter together with the proxy form for the Scheme Meeting and if required, may request from the Company a physical copy of the Supplementary Scheme Booklet by contacting the Company Secretary by telephone on (08) 9322 6322 (within Australia) or +61 8 9322 6322 (outside Australia).

Shareholders are also advised that the notice of meeting for the Scheme Meeting is contained in Annexure B of the Supplementary Scheme Booklet which contains further details of how to vote on the resolution being considered at the Scheme Meeting.

4. Independent Expert's conclusion

BDO Corporate Finance Pty Ltd continues to conclude that the Scheme is in the best interests of shareholders.

5. Directors' recommendation

Piedmont's directors continue to unanimously recommend that shareholders vote in favour of the Scheme and intend to vote all the Piedmont shares held or controlled by them in favour of the Scheme, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of shareholders.

6. How to vote at the Scheme Meeting

Shareholders entitled to vote at the Scheme Meeting can vote:

1. by attending the Scheme Meeting electronically and voting using the instructions below; or
2. by attending the Scheme Meeting physically and voting in person; or
3. by appointing an attorney to attend the Scheme Meeting and vote on their behalf, or, in the case of corporate shareholders, a corporate representative to attend the Scheme Meeting and vote on its behalf; or
4. by appointing a proxy to attend the Scheme Meeting and vote on their behalf.

Shareholders who have lodged a valid proxy form and do not wish to change their vote do not need to take any further action.

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Proxy forms that have been validly lodged prior to the date of this Supplementary Scheme Booklet will be deemed valid for the Scheme Meeting unless withdrawn or revoked, provided that the proxy form is given by a Shareholder that continues to be a registered holder as at 5:00pm (AWST) on the new eligibility date of Tuesday, 27 April 2021. If a new proxy form is submitted it will be taken to revoke any previously submitted proxy form.

Shareholders that have already voted are entitled to change their vote by submitting a new proxy form. A personalised proxy form accompanies this Supplementary Scheme Booklet. The proxy form contains details of how to appoint persons and how to sign and lodge the proxy form.

To be valid, proxy forms or electronic voting instructions must be received no later than 48 hours before the commencement of the Scheme Meeting.

Voting online

Shareholders and their proxies, attorneys or corporate representatives may attend the Scheme Meeting online by visiting http://web.lumiagm.com using meeting ID 303-030-820. This online platform will allow shareholders to attend the Scheme Meeting in real time and allow them to vote and ask questions.

Shareholders will need the following information to participate in the Scheme Meeting:

(i) the Meeting ID which is 303-030-820;

(ii) Username: which is your SRN/HIN; and

(iii) Password: your password is the postcode registered to your holding if you are an Australian shareholder. Overseas shareholders should refer to the Lumi Online Voting Guide available from www.computershare.com.au/virtualmeetingguide.

Attorneys and corporate representatives of Shareholders will need the username and password of the Shareholder they are representing.

Proxy holders will need to contact Computershare Investor Services on +61 3 9415 4024 during the two hours before the start of the meeting to receive their unique username and password.

Further information regarding participating in the Scheme Meeting electronically, including browser requirements, is detailed in the Lumi Online Voting Guide available at www.computershare.com.au/virtualmeetingguide.

Registration will open one hour prior to the start of the Scheme Meeting. We recommend logging on to the online platform at least 15 minutes prior to the scheduled start time for the Scheme Meeting. If you require technical assistance please call +61 3 9415 4024.

Voting by proxy

You can appoint a proxy by voting online or by completing the proxy form and returning it to Piedmont by one of the following methods:

1. Online at:

   www.investorvote.com.au and following the instructions provided.

2. Mail, using reply-paid envelope (only for use in Australia), to:

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Computershare Investor Services Pty Ltd
GPO Box 1282
Melbourne VIC 3001
Australia

3. Mobile voting:

   Scan the QR Code on your Proxy form and follow the prompts.

4. Custodian voting

   For Intermediary Online subscribers only (custodians) please visiting www.intermediaryonline.com to submit your voting intentions.

5. Fax to:

   In Australia 1800 783 447
   From outside of Australia: +61 3 9473 2555

To be valid, proxy forms must be received no later than 48 hours before the commencement of the Scheme Meeting.

7. Further information

Piedmont encourages shareholders to read the Scheme Booklet and the Supplementary Scheme Booklet in their entirety before deciding whether or not to vote in favour of the Scheme at the Scheme Meeting.

If you require further information or have questions, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).

Yours faithfully

Greg Swan

Company Secretary

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